AM 3/18/2002

TC315

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORTRESS WILLIAMSON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 PEACHTREE ROAD, N.E. SUITE 272
(No. and Street)

ATLANTA (City) GEORGIA (State) 30326-1020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. WILLIAMSON (404) 869-4600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WESTBROOK, MCGRATH, GIBSON & ORTH
(Name — *if individual, state last, first, middle name*)

2750 PREMIERE PARKWAY, SUITE 800 (Address) DULUTH, (City) GEORGIA (State) 30097 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE ALAN WILLIAMSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORTRESS WILLIAMSON SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


Signature

VICE PRESIDENT & CFO
Title


Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTRESS WILLIAMSON SECURITIES, INC.

TABLE OF CONTENTS

WESTBROOK, MCGRATH, GIBSON & ORTH
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIER PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX (770) 622-9886

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Fortress Williamson Securities, Inc.

We have audited the accompanying balance sheet of Fortress Williamson Securities, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortress Williamson Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Westbrook, McGrath, Gibson & Orth

February 15, 2002

FORTRESS WILLIAMSON SECURITIES, INC.

Balance sheet
December 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$	17,384
Accounts receivable		7,004
Prepaid expenses		5,058
Total current assets		29,446
DEPOSITS		40
	$	29,486

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expense	$	2,091
Deferred revenue		8,333
		10,424
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value, 10,000 shares authorized, 2,200 shares issued and outstanding		22
Additional paid-in capital		21,978
Retained earnings (deficit)		(2,938)
		19,062
	$	29,486

The accompanying notes are an integral part of these financial statements.

FORTRESS WILLIAMSON SECURITIES, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2001

REVENUE		
Commissions and fees	$	76,667
EXPENSES		
Advertising		309
Bank fees		361
Regulatory fees & expenses		4,281
Insurance		510
Licenses & fees		30
Meals & entertainment		4,755
Office supplies & expenses		2,269
Printing		5,168
Professional fees		14,099
Management fees		36,000
Research		3,078
Postage & delivery		5,056
Telephone		2,816
Travel		14,618
		93,350
OTHER INCOME (EXPENSE)		
Client expense reimbursements		21,903
Interest		350
		22,253
NET INCOME	$	5,570

The accompanying notes are an integral part of these financial statements.

FORTRESS WILLIAMSON SECURITIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2001

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings (Deficit)
Balance, January 1, 2001	1,900	$19	$18,981	($8,508)
Issuance of $.01 par value common stock	300	3	2,997	
Net income				5,570
Balance, December 31, 2001	2,200	$22	$21,978	($2,938)

The accompanying notes are an integral part of these financial statements.

FORTRESS WILLIAMSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,570
Changes in:		
Accounts receivable		(7,004)
Deposits		(39)
Prepaid expense		(4,573)
Accounts payable and accured expenses		2,091
Deferred revenue		8,333
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		4,378
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock		3,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		3,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		7,378
CASH AND CASH EQUIVALENTS, beginning of year		10,006
CASH AND CASH EQUIVALENTS, end of year	$	17,384

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company provides investment banking services concentrating on private placements of equity capital and mergers and acquisitions advisory. The Company's clients are generally U.S. based issuers of equity securities or companies undergoing ownership change transactions.

Revenue Recognition – Revenue related to commissions earned regarding the arranging of private placements of securities by issuers or merger or acquisition transactions will be recognized generally at the "date of closing" when the revenue is earned.

Fixed Assets – Fixed assets are recorded at cost. Depreciation of fixed assets is computed using the straight line method over the estimated useful lives of the property. The cost and accumulated depreciation related to assets retired or sold are relieved from the accounts, and gain or loss on disposal is reflected in income. The cost of maintenance and repairs is charged to expenses as incurred. Renewals and betterments which extend the useful life of assets are capitalized.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTION:

During 2001, the Company paid management fees totaling $36,000 to Williamson Advisors, Inc. and Fortress Capital Corp, entities which are controlled by the Company's stockholders.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is a licensed broker/dealer and accordingly is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of adjusted minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2001, the Company had adjusted net capital of $6,612 which was $1,612 in excess of its required net capital of $5,000.

WESTBROOK, MCGRATH, GIBSON & ORTH
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIER PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX (770) 622-9886

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholders
Fortress Williamson Securities, Inc.

Our report on our audit of the basic financial statements of Fortress Williamson Securities, Inc. for 2001 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation of net capital under SEC rule 15c3-1 and reconciliation of audited and unaudited reports at December 31, 2001 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Westbrook, McGrath, Gibson & Orth

February 15, 2002

FORTRESS WILLIAMSON SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
For the year ended December 31, 2001

Computation of Net Capital

Total ownership equity from balance sheet	$	19,062
Deduct:		
Total nonallowable assets from balance sheet		12,102
2% haircut on money market fund in the amount of $17,384		348
Total deductions		12,450
Net capital		6,612
Minimum net capital requires		5,000
Excess net capital	$	1,612

See Independent Auditors' Report on Supplemental Information

RECONCILIATION OF AUDITED AND UNAUDITED REPORTS
December 31, 2001

Description	As Previously Stated	Debit	Credit	As Stated
ASSETS				
Cash	$17,384			$17,384
Accounts receivable	$7,004			$7,004
Other assets	$5,058			$5,058
Deposits	$40			$40
	$29,486	$0	$0	$29,486
LIABILITIES				
Current liabilities	$10,424			$10,424
	$10,424	$0	$0	$10,424
STOCKHOLDERS' EQUITY				
Common stock	22			22
Additional paid-in capital	21,978			21,978
Accumulated deficit	(2,938)			(2,938)
	19,062			19,062
	$29,486	$0	$0	$29,486
INCOME AND (EXPENSES)				
Revenue	$76,667			$76,667
Salaries	0			0
Other Compensation	0			0
Regulatory fees	(4,281)			(4,281)
Other expenses	(66,816)			(66,816)
	$5,570	$0	$0	$5,570

WESTBROOK, MCGRATH, GIBSON & ORTH
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIER PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX (770) 622-9886

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Fortress Williamson Securities, Inc.

In planning and performing our audit of the financial statements of Fortress Williamson Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fortress Williamson Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

Weathers, McGrath, Silson & Ort

February 15, 2002

FORTRESS WILLIAMSON SECURITIES, INC.

Financial Statements and
Supplemental Information
December 31, 2001



FEB 28 2002